September 9, 2025

Toyota Submits Fourth Progress Report on Measures to Prevent Recurrence

Toyota City, Japan, September 9, 2025—Toyota Motor Corporation (Toyota) has announced that it has submitted a progress report on recurrence prevention of model certification application issues to the Ministry of Land, Infrastructure, Transport and Tourism (MLIT) today in light of the correction order issued by the ministry. This report, summarizing actions taken to date, is the fourth of a series of quarterly reports.

Contents of the Correction Order On July 31, 2024, MLIT issued a correction order urging fundamental reforms in certification operations with respect to (1) management involvement, (2) regulations, (3) record-keeping, and (4) human resource development.

Specific Progress of Recurrence Prevention Measures

Based on the above points raised by MLIT, with the three pillars of Strengthening Foundations, Monozukuri, and Human Development, Toyota has been promoting a review of its structure and systems to ensure that each employee is aware of legal compliance and is able to do the job correctly. The company is also promoting on-site management, in which management, including the president and executive vice presidents, promptly takes appropriate action at the genba in response to abnormalities.

Concrete steps taken since the previous report in May are as follows. They will be promoted across the Toyota Group with set priorities and activity plans in the future.

∎ Strengthening Foundations

•	Maintaining a structure in which management visits the operational genba to identify problems and make immediate decisions on how to deal with them.

•	Grasping hardships and efforts at the genba and continuing discussions on what management should do at weekly executive-level meetings related to certification.

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Continuing abnormality management in the vehicle development process, certification operation audits by in-house inspectors, and third-party audits of these abnormality management and audit operations.

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In addition to grasping the actual genba conditions of certification-related departments, visualizing anomalies such as certification test schedules and workload conditions as well as promoting systematic human resource development, appropriate allocation of human and physical resources in accordance with certification operation workloads, and flexible schedule changes.

∎ Monozukuri

•	Continuing a new operational approach to ongoing development projects, incorporating measures to prevent recurrence.

This includes a system to check the impact on certification operations at each milestone and make management decisions on the impact, including the applicable laws and regulations, the scale of certification operations, the certification schedule, and the number of vehicles to be certified. (As of August 2025, a total of 137 such projects are underway.)

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Continuing an operational approach in which management discusses countermeasures for issues at the genba (carried out 13 times since previous report; 45 times in total), reporting to the Board of Directors as appropriate.

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Clarifying the person responsible for each process in certification operations, as well as the judgment criteria and connections between regulations. Implementing a review of the regulatory framework for certification operations so that operations can be continued while checking the work quality and operations can be halted if abnormalities are found.

•	Reducing workloads at the genba by minimizing tasks such as data transcription through the use of digital technologies.

∎ Human Development

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Continuing communication between management and employees, not only in development and certification operations, but also at the genba of planning, production, sales, and other certification-related operations.

•	Implementing regular communication through messages from the president (performed 20 times in total).

•	Continuing internal training on certification operations.

Introducing an internal qualification system (Meister system) to maintain and enhance the quality of sustainable certification tests and develop human resources. Establishing a five-tier qualification structure, with the Meister at the highest level, designed to promote proper certification test operations and autonomous improvement at each genba, as well as providing tailored educational programs for each qualification level.

Toyota Chairman Akio Toyoda, who is responsible for the Group, took the lead from February of last year in calling on Group companies to start Toyota’s company-wide TPS training program for Certification Work. The aim of this initiative is to create a better work system through improvement. The president and other members of management continue to be on-site daily at various genba, such as planning, development, design, production, and sales, which are connected to the certification process. This is being done to clarify stagnation factors in each process and to create a system to identify abnormalities.

Toyota will continue to make company-wide efforts to improve its certification process to once again gain the trust of its stakeholders.